UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Greektown Superholdings, Inc.

(Name of Issuer)

Preferred Stock, par value $0.01 per share

(Title of Class of Securities)

392485207

(CUSIP Number)

Athens Acquisition LLC

Attention: Matthew Cullen

1086 Woodward Avenue

Detroit, Michigan 48226

(313) 373-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 17, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 392485207

1.	Names of Reporting Persons. Athens Acquisition LLC 46-1560955
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,288,888
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,288,888
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,288,888
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 100.0% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based upon (a) 1,625,790 shares of Preferred Stock of the Issuer outstanding as reported to the Reporting Persons by the Issuer and (b) 663,098 shares of Preferred Stock issuable upon the exercise of warrants beneficially owned by the Reporting Persons. Subject to regulatory approval as provided in the Issuer’s Certificate of Incorporation, the Issuer’s Preferred Stock is convertible into shares of the Issuer’s Common Stock.

CUSIP No. 392485207

1.	Names of Reporting Persons. Daniel Gilbert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,288,888
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,288,888
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,288,888
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 100.0% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based upon (a) 1,625,790 shares of Preferred Stock of the Issuer outstanding as reported to the Reporting Persons by the Issuer and (b) 663,098 shares of Preferred Stock issuable upon the exercise of warrants beneficially owned by the Reporting Persons. Subject to regulatory approval as provided in the Issuer’s Certificate of Incorporation, the Issuer’s Preferred Stock is convertible into shares of the Issuer’s Common Stock.

EXPLANATORY NOTE

This Amendment No. 7 amends and supplements the Statement of Beneficial Ownership on Schedule 13D previously filed jointly by Athens Acquisition LLC, a Delaware limited liability company (“Athens Acquisition”), and Daniel Gilbert (“Mr. Gilbert”) with the Securities and Exchange Commission on February 8, 2013 (the “Original Schedule 13D”) as amended by Amendment No. 1, filed on March 11, 2013, Amendment No. 2, filed on March 20, 2013, Amendment No. 3, filed on April 9, 2013, Amendment No. 4, filed on April 15, 2013, Amendment No. 5, filed on April 30, 2013, Amendment No. 6, filed on May 20, 2013 (with the Original Schedule 13D, the “Schedule 13D”).

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following information.

In transactions closing on June 17, 18 and 19, 2013, Athens Acquisition acquired the Brigade Shares and the Standard General Shares.

Following the June 17, 18 and 19, 2013 closings, Athens Acquisition owned the following securities of the Issuer: 1,463,535 shares of Series A-1 Preferred Stock; 104,501 shares of Series A-1 Common Stock; 162,255 shares of Series A-2 Preferred Stock; warrants exercisable for 202,511 shares of Series A-1 Preferred Stock; and warrants exercisable into 460,587 shares of Series A-2 Preferred Stock. The foregoing securities represent 97.2% of the voting power of all Issuer securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following information:

The information set forth in Item 4 above is incorporated herein by reference.

Except as otherwise described herein and in the Schedule 13D, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to the shares of Common Stock or any other securities of the Issuer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 19, 2013	ATHENS ACQUISITION LLC

	By:	/s/ Daniel Gilbert
	Name:	Daniel Gilbert
	Title:	Chief Executive Officer

/s/ Daniel Gilbert
DANIEL GILBERT

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